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SEC FILE NUMBER
8-70800

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 11/10/2022 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Crush Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
MAR 27 2024
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

17296 Hampton Blvd
(No. and Street)

Boca Raton (City) FL (State) 33496 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Onesto (Name) 347 853-6534 (Area Code – Telephone Number) rich@finopsolutions.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, P.A.
(Name – if individual, state last, first, and middle name)

100 E. Sybelia Avenue, Sui (Address) Maitland (City) FL (State) 32751 (Zip Code)

7/28/2004 (Date of Registration with PCAOB)(if applicable) 1839 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Onesto, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Crush Securities, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PUNAM MATTA
Notary Public - State of Florida
Commission # HH 344384
My Comm. Expires Dec 27, 2026

Signature:

Title:
FINOP

P. Matta
Notary Public

This filing contains (check all applicable boxes):**

SEC Mail Processing
MAR 27 2024
Washington, DC

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Crush Securities, LLC

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2023

(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

Crush Securities, LLC

CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Crush Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Crush Securities, LLC as of December 31, 2023, the related statements of operations, changes in members' equity, and cash flows for the period November 10, 2022 to December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Crush Securities, LLC as of December 31, 2023, and the results of its operations and its cash flows for the period November 10, 2022 to December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Crush Securities, LLC's management. Our responsibility is to express an opinion on Crush Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Crush Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Crush Securities, LLC's financial statements. The supplemental information is the responsibility of Crush Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Crush Securities, LLC's auditor since 2023.

Maitland, Florida

March 18, 2024

Crush Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

ASSETS		
Cash	$	28,796
Total assets	$	28,796
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	600
Total liabilities		600
Members' equity		28,196
Total liabilities and members' equity	$	28,796

The accompanying notes are an integral part of these financial statements

Crush Securities, LLC

STATEMENT OF OPERATIONS

For The Time Period November 10, 2022 to December 31, 2023

Revenues	
Total revenue	0
Expenses	
Data and Technology	2,660
Fidelity Bond Insurance	384
Professional fees	143,919
Regulatory fees	4,750
Total expenses	151,713
Net Income	$ (151,713)

The accompanying notes are an integral part of these financial statements

Crush Securities, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For The Time Period November 10, 2022 to December 31, 2023

Members' equity, beginning of year	$ 149,909
Contributions	30,000
Distributions	0
Net Income	(151,713)
Members' equity, end of year	$ 28,196

The accompanying notes are an integral part of these financial statements

Crush Securities, LLC

STATEMENT OF CASH FLOWS

For The Time Period November 10, 2022 to December 31, 2023

Cash flows provided by operating activities	
Net income	$ (151,713)
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in operating assets and liabilities:	
Accounts payable and accrued expenses	600
Net cash provided by operating activities	(151,113)
Net cash used in financing activities	
Partners Equity	149,909
Contributions	30,000
Net cash used in financing activities	179,909
Net increase in cash	28,796
Cash, beginning of period	$ -
Cash, end of year of period	$ 28,796

Supplemental disclosure of cash flowinformation:

Cash paid during the year for income taxes	$ -
Cash paid during the year for interest	$ -

The accompanying notes are an integral part of these financial statements

Crush Securities, LLC

NOTES TO FINANCIAL STATEMENTS

Nature of business and summary of significant accounting policies

Nature of Business

Crush Securities, LLC (the "Company"), a New York Limited Liability Corporation, is a broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company is wholly owned by Crush Capital Inc.. ("the Parent").

The Company, as a broker-dealer, does not carry margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The Company provides investment banking and consulting services.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Revenue Recognition

The Company recognizes revenue in accordance with ASC-606 Revenue from Contracts with Customers. Revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contracts with the customer, (b) identify the performance obligations in the contract, (c) determining the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

For the period November 10th, 2022 to December 31st, 2023 there were no revenues related to business activity.

1. Nature of business and summary of significant accounting policies (continued)

Cash and Cash Equivalents

For the purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2023 the Company had no uninsured cash balances.

Accounts Receivable

The Company recognizes revenue from services and other fees in the period they are earned and are reasonably assured as collectible. Accounts Receivable are reviewed periodically. The Company has not made provisions for bad debt expense or any amount of allowance for uncollectable accounts at year-end since it has determined that there is no need for any write-offs.

Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. At December 31, 2023, there were no receivables reported in the statement of financial condition.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable, or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligation under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. The Company had no contract assets or liabilities on December 31, 2023.

Income Taxes

The Company does not record a provision for income taxes because the members report their share of the Company's income or loss on their income tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for income tax purposes.

The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various. U.S. states and foreign jurisdictions. Generally, the Company is subject to income tax examinations by major taxing authorities for the last three years.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net capital requirement

The Company is a member of FINRA and is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company has elected to compute its net capital requirement pursuant to SEC Rule 15c3-1, which requires minimum net capital of the greater of $5,000 or 6.67% of aggregate indebtedness and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. At December 31, 2023, the Company's net capital was $28,196 which was $23,196 in excess of its minimum requirement of $5,000 .

3. Concentrations of credit risk

In the normal course of business, the Company maintains its cash balances in a financial institution which is insured by the Federal Insurance Corporation ("FDIC"). The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company's account balances that are non-interest-bearing accounts are subject to the Dodd-Frank Walk Street Reform and Consumer Protection Act (the "Act"). The Company's interest-bearing cash balances may exceed the FDIC coverage of $250,000. As of December 31, 2023, the Company did not have balances in excess of insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

4. Commitments and contingencies

The Company may be exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of any such matters will not have a material effect on the Company's financial position or results of operations. There were no commitments or contingencies at December 31st, 2023.

5. Subsequent events

The Company has evaluated subsequent events through the date of the Independent Registered Public Accounting Firm Report, whereupon the financial statements were issued and determined there are no items to disclose.

6. Company Condition

The Company has a loss of $151,713 for the time period of November 10th, 2022 to December 31st, 2023 and has received capital contributions from its stockholder for working capital. The Company's stockholder has represented that he intends to continue making capital contributions as needed. To ensure the Company's continuing operations. The stockholder has the financial wherewithal to continue contributing, as required.

Management expects the company to continue as a going concern and the accompanying financial statements have been prepared on a going concern basis without adjustments for realization in the event the Company ceases to continue as a going concern.

Crush Securities, LLC

SCHEDULE I
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2023

Net capital, members' equity	$	28,196
Less nonallowable assets		
Accounts receivable, net of offset		0
Prepaid expenses		0
		0
Net capital	$	28,196
Minimum net capital required (under SEC Rule 15c3-1)		5,000
Excess net capital	$	23,196
Aggregate indebtedness		600
Percentage of aggregate indebtedness to net capital		2.13%

There are no material differences between the proceeding computation and the companies corresponding unaudited Part II A of Form X-17a-5 as of December 31, 2023.

Crush Securities, LLC

SCHEDULE II
COMPUTATION FOR DERMINATION OF RESERVE REQUIREMENTS

December 31, 2023

STATEMENT PURSUANT TO EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company operates pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 – Accordingly, the "Computation for Determination of Reserve Requirements"and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the provision of SEC rule 15c3-3 pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and for the year ended December 31, 2021, the Company was in compliance with the conditions of exemption.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Crush Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Crush Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities (on a best-efforts basis only); capital advisory: assisting issuers to plan for and structure capital markets transactions: merger and acquisition services: advising both public and private companies in merger and acquisition initiatives including issuing fairness opinions; wholesaling: sourcing investment for and provide marketing support to third-party broker dealers; and 144A resales: purchasing unregistered securities from an issuer in a primary offering that is a private placement and simultaneously reselling the same securities the firm purchases from the issuer in resale transactions. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Crush Securities, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Crush Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

March 18, 2024

Crush Capital Inc.

January 16, 2024

Crush Capital Inc Assertions Crush Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a- 5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of C.F.R § 240.15c3-3, and

(2) Firm will not claim an exemption from SEA Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff because it engages in private placements of securities (on a best-efforts basis only); capital advisory: assisting issuers to plan for and structure capital markets transactions; merger and acquisition services: advising both public and private companies in merger and acquisition initiatives including issuing fairness opinions; wholesaling: sourcing investment for and provide marketing support to third-party broker-dealers; and 144A resales: purchasing unregistered securities from an issuer in a primary offering that is a private placement and simultaneously reselling the same securities the firm purchases from the issuer in resale transactions, and

(3) The Firm has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts throughout the most recent fiscal year without exception.

Crush Capital Inc.

I, Richard Onesto, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Richard Onesto
Finop